UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Almost Never Films, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

020410106
(CUSIP Number)

Frank Gillen Edificio Tango Jardin, Ave Camacho Y Calle Panama, Apto. 001 Maldonado, Uruguay 214.680.5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

03/09/2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	020410106

1	NAMES OF REPORTING PERSONS
Frank Gillen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
51,088,872
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
51,088,872
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,088,0872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

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Item 1. Security and Issuer

This statement refers to shares of common stock of Almost Never Films, Inc., a Nevada corporation. The principal executive offices of the Issuer are located at 13636 Ventura Blvd. #475, Sherman Oaks, CA 91423.

Item 2. Identity and Background

(a)	This schedule 13D is being filed on behalf of Frank Gillen (the "Reporting Person").

(b)	The principal business address for the Reporting Person is Edificio Tango Jardin, Ave Camacho Y Calle Panama, Apto. 001, Maldonado, Uruguay.

(c)	The Reporting Person is self-employed.

(d)	The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

All funds used in the purchase of the shares of common stock of the Issuer were personal funds of the Reporting Person. The common stock was purchased for a total amount of $304,755.

Item 4. Purpose of Transaction

The Reporting Person intends to hold the shares of common Stock for investment purposes. The Reporting Person currently has no plans or proposals, though he retains the right, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (1) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person may be deemed to beneficially own an aggregate of 28.7% of the shares of common stock, par value $.001 per share, of the Issuer based on 177,707,623 shares of common stock outstanding as disclosed in the Issuer’s most recent Form 10-Q filed November 7, 2016. The Reporting Person has sole voting power of 51,088,872 shares of common stock.

(b)	The Reporting Person has the sole power to vote and the sole power to dispose of each of the 51,088,872 shares of common stock which he may be deemed to beneficially own.

(c)	The Reporting Person has not purchased or received any shares common stock since March 3, 2016.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2016
Dated

/s/ Frank Gillen
Signature
Frank Gillen
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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